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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              FIRST WILKOW VENTURE
                           (Name of Subject Company)

                              FIRST WILKOW VENTURE
                      (Names of Persons Filing Statement)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                  PETER BOELKE
                            CHIEF FINANCIAL OFFICER
                               M & J WILKOW, LTD.
                        180 N. MICHIGAN AVENUE, STE. 200
                               CHICAGO, IL 60601
                                 (312) 279-5978
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                WITH COPIES TO:

                             PHILIP M. KAYMAN, ESQ.
                          NEAL, GERBER & EISENBERG LLP
                        2 N. LASALLE STREET, SUITE 2300
                            CHICAGO, ILLINOIS 60602
                                 (312) 269-8055

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     Name and address. The name of the subject company is First Wilkow Venture, an Illinois limited partnership (the "Partnership"). The address and telephone number of the Partnership's principal executive offices 180 N. Michigan, Suite 200, Chicago, Illinois 6060601, (312) 279-5978.

     Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto, this "Schedule 14D-9") relates are units of limited partnership of the Partnership ("Units"). As May 31, 2006, there were 162,708 Units outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Name and address. This Schedule 14D-9 is being filed by the Partnership, which has two general partners, Marc R. Wilkow and Clifton J. Wilkow. The business address and telephone number of the Partnership is set forth above in
Item 1 of this Schedule 14D-9.

     Tender Offer. This Schedule 14D-9 relates to the tender offer by MPF-NY 2006, LLC; Steve Gold; MPF Senior Note Program, LP; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Blueridge Fund I, LLC; MPF Blueridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 4, LLC; Accelerated High Yield Institutional Investors, Ltd; Accelerated High Yield Institutional Fund, Ltd.; MPF Income Fund 21, LLC; MPF Income Fund 20, LLC; MacKenzie Patterson Fuller, LP and MacKenzie Patterson Fuller, LP (collectively the "Offerors") to purchase 153,374 Units at a purchase price of $40.00 per Unit, subject to the terms and conditions set forth in the Offer to Purchase dated May 30, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, constitute the "Offer" and are referred to herein as the "Offering Documents") included as exhibits to a Schedule TO, as amended, filed by the Offerors with the Securities and Exchange Commission ("SEC") on May 30, 2006 (the "Schedule TO"). The Schedule TO states that the business address of the Offerors is c/o MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     To the best knowledge of the Partnership, the Partnership is unaware of any agreement, arrangement or understanding or any actual or potential conflict of interest between the Partnership or any of its affiliates and the Offerors, their executive officers, directors or affiliates. The following describes the nature of any agreement, arrangement or understanding and any actual or potential conflict of interest between the Partnership and any of its affiliates, including the General Partners.

     The General Partners are the principal shareholders of M & J Wilkow, Ltd. and M & J Wilkow Brokerage Corp. (collectively, the "M & J Entities") which receive fees from the Partnership for providing administrative, management, leasing and consulting services to the Partnership. Marc R. Wilkow, one of the General Partners, is also president and sole director and stockholder of the law firm of Wilkow & Wilkow, P.C. ("Wilkow & Wilkow"), which as the general counsel for the Partnership, receives fees from the Partnership for providing legal services to the Partnership. The fees paid to the M & J Entities and to Wilkow & Wilkow have not been determined or negotiated on an arm's-length basis. The General Partners and/or entities controlled or managed by one or both of the General Partners have ownership interests in a majority of the real estate projects in which the Partnership also has ownership interests. Consequently, the interests of the General Partners and their affiliates and the interests of the Partnership and/or the holders of Units may conflict at times in various ways.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Solicitation or recommendation. The General Partners recommend that all holders of Units reject the Offer and not tender their Units pursuant to the Offer.

     Reasons. The General Partners believe that holders of Units should consider the following information when evaluating whether to tender their Units pursuant to the Offer:

     - The offer price of $40.00 per Unit (subject to the terms and conditions set forth in the Offer to Purchase) is materially inadequate. It is less than half of the Partnership's net book value of $91.69 per unit as of December 31, 2005, as reported in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2005.

     - Although not disclosed in Offerors' Offering Documents, the Partnership's Agreement of Limited Partnership, as amended (the "Partnership Agreement"), contains terms that may prevent Offerors ability to purchase any Units under the Offer. Section 16.1 of the Partnership Agreement provides that no Limited Partner may sell all or any portion of his or her Units without the consent of both General Partners. Further, Section
       16.2 of the Partnership Agreement grants the Partnership a "right of first refusal" if any Limited Partner receives a bona fide offer to buy such Limited Partner's Units. This means that any Unit holder who desires to tender their Units to the Offerors must first offer to sell such Units to the Partnership and comply with the requirements of Section 16.2 of the Partnership Agreement. Consequently, the Partnership, if it chooses, can buy any Unit at the Offerors' price from any Limited Partner who wants to accept the Offer. Under Section 16.2 of the Partnership Agreement, the Partnership has seven business days after proper written notification by a selling holder of Units to determine if the Partnership wants to purchase such Units from the selling holder on the same terms and conditions as the proposed sale.

     - It is unclear how the Offerors intend to proceed with their Offer. Although the Offerors have filed the Offering Documents on Schedule TO with the SEC and disclosed their intention to mail the Offering Documents in their published announcement, as of the date of this Schedule 14D-9, the Offerors have not mailed the Offering Documents to Unit holders as is customary.

     Intent to tender. After reasonable inquiry and to the best knowledge of the Partnership, neither the General Partners nor any of its executive officers, directors, affiliates or subsidiaries, as applicable, intends to tender or sell Units beneficially owned by them pursuant to the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither the Partnership nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to directly or indirectly employ, retain or compensate, any person to make solicitations or recommendations to the holders of Units on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     On May 22, 2006, and made effective as of April 1, 2006, the Partnership redeemed 278 Units held by one of its limited partners in a private transaction at a price of $85 per Unit pursuant to a redemption and assignment agreement between the limited partner and the Partnership.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The Partnership is not engaged in or undertaking any negotiations in response to the Offer.

ITEM 8.  ADDITIONAL INFORMATION.

     Exhibits. The Exhibits to this Schedule 14D-9 referenced in Item 9 hereto are incorporated in their entirety by reference into this Item 8 disclosure.

ITEM 9.  EXHIBITS.

  EXHIBIT                              DESCRIPTION
  -------                              -----------
   (a)(1)      Letter to holders of Units of the Partnership, dated June
               13, 2006*
   (e)         None
   (g)         None

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* Included as the cover page to this Solicitation/Recommendation Statement on
  Schedule 14D-9 mailed to holders of Units of the Partnership.

                                        4
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2006

                                          FIRST WILKOW VENTURE,
                                          AN ILLINOIS LIMITED PARTNERSHIP

                                          By:  MARC R. WILKOW
                                          Its:  A General Partner
                                                /s/ Marc R. Wilkow
                                             -----------------------------------
                                                Marc R. Wilkow

                                        5
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                                 EXHIBIT INDEX

  EXHIBIT                              DESCRIPTION
  -------                              -----------
    99.1       Letter to holders of Units of the Partnership, dated June
               13, 2006